EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
				Nine Months Ended September 30,
	September 30, 2013	June 30, 2013	September 30, 2012	2013	2012
Earnings:
Net income (loss)	$199.6	$183.6	$(299.2)	$545.8	$(799.1)
Provision for income taxes	13.9	32.2	3.9	61.3	89.6
Income (loss) before provision for income taxes	213.5	215.8	(295.3)	607.1	(709.5)
Fixed Charges:
Interest and debt expenses on indebtedness	278.0	281.4	816.0	851.3	2,530.8
Interest factor: one-third of rentals on real and personal properties	1.8	1.7	1.3	6.2	5.2
Total fixed charges for computation of ratio	279.8	283.1	817.3	857.5	2,536.0
Total earnings before provision for income taxes and fixed charges	$493.3	$498.9	$522.0	$1,464.6	$1,826.5
Ratios of earnings to fixed charges	1.76x	1.76x	(1)	1.71x	(1)

(1)	Earnings were insufficient to cover fixed charges by $295.3 million and $709.5 million for the quarter and nine months ended September 30, 2012, respectively.